Exhibit 99.2

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT (the “Agreement”) is made as of May 25, 2020, by and among Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, the “IDG Members”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”) and Kai Ding, a natural person and citizen of the People’s Republic of China. Each of JNKI, the IDG Members, Jolmo, CES, Jing Kang, Bin Shi, SCHI and Kai Ding is referred to herein as a “Party” and collectively as the “Parties.”

All defined terms used but not defined in the first place they appear in the Agreement are defined under Article XI hereof.

WHEREAS, the Parties propose to form a consortium (the “Consortium”) to undertake an acquisition transaction (the “Transaction”) to acquire Sky Solar Holdings, Ltd. (the “Target”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the Nasdaq Capital Market (“Nasdaq”), pursuant to which the Target would be delisted from Nasdaq and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, as part of the Transaction, the Parties propose to utilize a newly formed exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), and to cause Holdco to incorporate a direct or indirect wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands:

WHEREAS, at the Closing, the Parties intend that (a) Merger Sub will be merged with and into the Target (the “Merger”), with the Target being the surviving company (the “Surviving Company”) and becoming a direct wholly-owned subsidiary of Holdco, (b) each outstanding Target Ordinary Share, other than the Rollover Shares (as defined below), will be cancelled in consideration for the right to receive the merger consideration per Target Ordinary Share to be set forth in the Merger Agreement (as defined below) (the “Merger Consideration”); and (c) certain Target Ordinary Shares held by the Parties or their respective affiliated investment vehicles, in each case as set forth in Schedule A (collectively, the “Rollover Shares”) will be surrendered and cancelled for no Merger Consideration, and the Parties will be issued shares in Holdco (subject to any exceptions to be agreed upon among the Parties);

WHEREAS, on May 25, 2020, the Parties submitted a non-binding proposal (the “Proposal”) to the Target’s board of directors in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Target, including (to the extent deemed necessary by the Parties) conducting due diligence, (b) discussions regarding the Proposal with the Target, and (c) the negotiation of the terms of the Documentation in connection with the Transaction (in which negotiations the Parties expect that the Target will be represented by a special committee of independent and disinterested directors of the Target), including an agreement and plan of merger among Holdco, Merger Sub and the Target in the form to be agreed by the Parties (the “Merger Agreement”), which shall be subject to the approval of the board of directors of the Target.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

HOLDCO OWNERSHIP; ADDITIONAL CONSORTIUM MEMBERS

Section 1.01          Holdco Ownership and Arrangements.

(a)           Prior to the execution of the Merger Agreement, the Parties shall cause Holdco to incorporate Merger Sub under the laws of the Cayman Islands.

(b)           Subsequent to the execution of the Merger Agreement and prior to the Closing, the Parties shall negotiate in good faith and use reasonable best efforts to (i) enter into a shareholders’ agreement of Holdco that will take effect at the Closing, which shall include, among others, the terms and conditions set forth on Appendix A (the “Shareholders’ Agreement”); and (ii) agree upon the terms of the amended and restated memorandum and articles of association of Holdco and the memorandum and articles of association of Merger Sub. The Parties agree that the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(c)           Each Party shall, in connection with the execution of the Merger Agreement, enter into a rollover agreement in customary form pursuant to which such Party agrees that certain Target Ordinary Shares owned by it or its affiliated investment vehicles (if any) shall be cancelled for no Merger Consideration, in exchange for newly issued ordinary shares of Holdco. For the avoidance of doubt, each party shall not be obligated to provide any additional equity contribution in cash or otherwise in addition to the rollover of all Target Ordinary Shares owned by it or its affiliated investment vehicles (if any).

(d)           The relative ownership of Holdco by the Parties shall be based on their relative capital contributions (which, for the avoidance of doubt, shall take the form of the respective Parties’ Rollover Shares) to Holdco, with the Rollover Shares being valued at the same per share consideration as provided in the Merger Agreement, except as otherwise agreed to by all of the Parties in writing.

Section 1.02          Additional Consortium Members. The Parties may agree to admit one or more additional members (the “Additional Members”) of the Consortium which will provide equity capital and/or debt financing to the Consortium for the consummation of the Transaction. Any additional member admitted to the Consortium shall execute an adherence agreement to this Agreement in the form attached hereto as Schedule B

(the “Adherence Agreement”) and, upon its execution of the Adherence Agreement, such additional member shall become an Additional Member for the purposes of this Agreement.

ARTICLE II

PARTICIPATION IN TRANSACTION; ADVISORS; APPROVALS

Section 2.01          Transaction Process.

(a)           The Parties shall: (a) undertake due diligence with respect to the Target and its business as each Party deems necessary; (b) engage in discussions with the Target regarding the Proposal; and (c) negotiate in good faith (i) any amendments to the terms of the Proposal, if applicable, and (ii) the terms of the Documentation (including the terms of any other agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties), in each case, which terms must be acceptable to each Party in their respective discretion.

(b)           Each Party shall use its reasonable best efforts to execute a customary confidentiality agreement reasonably required by the Target for the purposes of gaining access to information with respect to the Target in connection with the Transaction.

Section 2.02          Negotiation with Target.  The Parties shall cooperate and proceed in good faith to negotiate and consummate the Transaction (including the terms and conditions of the Documentation) with Special Committee.  In order to facilitate the foregoing, the Parties agree that JNKI shall be the lead negotiator with the Special Committee with respect to the Transaction and, subject to the following sentence, shall, after consultation with the IDG Members and Jolmo in good faith, cause Holdco to enter into the Merger Agreement in a form satisfactory to each of JNKI, the IDG Members and Jolmo.  JNKI shall keep each of SCHI and the other Parties reasonably updated on the progress and any outcomes of the negotiation with the Special Committee and shall obtain the consent from each of the IDG Members and Jolmo on any change to the material terms of the Transaction, including but not limited to per share purchase price to be set forth in the Merger Agreement, the treatment of Securities, Holdco’s conditions to close the Transaction, the triggering events and/or amounts of any termination, break-up or other fees or amounts payable by Holdco, the covenants to be made by Target related to its business operation prior to the consummation of the Transaction, and any representations and warranties to be made by Holdco under the Merger Agreement.

Section 2.03          Negotiation with Financing Sources.  The Parties agree that documentation of the debt financing with respect to the Transaction (including any contemplated post-Transaction refinancing) shall be in a form reasonably satisfactory to JNKI, the IDG Members and Jolmo, each of whom shall consult with each other in good faith. The Parties shall reasonably update one another (including, for clarity, not only JNKI, the IDG Members and Jolmo but also SCHI and the other Parties) on the progress and outcomes of any negotiation with potential debt financing sources, and the consent of each of JNKI, the IDG Members and Jolmo shall be required with respect to the material terms of any debt financing entered into in connection with the Transaction, including but not limited to applicable interest rate, term, collateral, events of default, restrictive covenants and prepayment terms.

Section 2.04          Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, (b) participating in meetings and negotiations with potential debt financing sources (if requested by JNKI), (c) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (d) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the Documentation, (e) providing timely responses to requests by another Party for information, (f) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, and (g) consulting with each other and otherwise cooperating in good faith to mutually agree upon all public statements or communications regarding the Parties’ intentions with respect to the Target, any issuance of which shall be subject to Section 7.01. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act) from any third party. The Parties agree and confirm that none of the Parties shall provide any information in breach of any of its obligations or fiduciary duties to the Target.

Section 2.05          Appointment of Advisors. The retention of any joint Advisors, and the scope and other terms of such Advisors’ engagement to Holdco and/or the Parties in connection with the Proposal and the Transaction, shall be satisfactory to each Party.  For the avoidance of doubt, no such joint advisors have been retained as of the date hereof.

Section 2.06          Exchange Act Reporting.  During the term of this Agreement, each Party shall coordinate with respect to acquisitions or dispositions of beneficial ownership of securities in the Target in order to facilitate each Party’s compliance with Schedule 13D under the Exchange Act.

ARTICLE III

TRANSACTION COSTS

Section 3.01          Expenses and Fee Sharing.

(a)           Upon consummation of the Transaction, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including, without limitation, the costs and expenses associated with (i) the negotiation, delivery and execution of the Documentation, (ii) any actions taken in accordance with the terms of the Documentation, including regulatory filings made or to be made pursuant to the Merger Agreement, and (iii) the retention of Advisors by the Parties or the Consortium (unless otherwise agreed to in writing by the Parties).

(b)           Subject to the provisions of Section 4.01, if the Transaction is not consummated or this Agreement is terminated prior to the Closing of the Transaction (and Section 3.01(c) below does not apply), the Parties agree to share (allocated among the Parties in proportion to their committed equity contribution) the out-of-pocket costs and expenses incurred by or on behalf of the Consortium in connection with the Transaction, including any fees, expenses and disbursements payable to Advisors retained for or on behalf of the Consortium or the out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by the Parties with respect to the Target, including any fees, expenses and disbursements payable to Advisors retained for such purposes.

(c)           If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Parties, then the breaching Party or Parties shall reimburse any non-breaching Party or Parties for all of its or their out-of-pocket costs and expenses incurred in connection with this Transaction, including any fees, expenses and disbursements of (i) Advisors retained by the Parties and (ii) any due diligence advisors engaged by the Consortium in connection with  the Transaction, if any, without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d)           Each Party shall be entitled to receive, on a pro rata basis in accordance with its Respective Proportion, any termination or other fees or amounts payable to Holdco or Merger Sub by the Target pursuant to the Merger Agreement, net of the expenses required to be borne by them pursuant to Section 3.01(b).

ARTICLE IV

LIMITATION OF LIABILITY

Section 4.01          Limitation of Liability. The obligations of each Party under this Agreement are several (and not joint or joint and several) and, except as set forth in Section 3.01(a) and Section 3.01(c), each Party’s obligation for fees and costs pursuant to Article III is capped at such Party’s Respective Proportion. For the avoidance of doubt, without limiting Section 3.01(c), if a Claim has arisen as a result of fraud, willful misconduct or breach of the Agreement by any one or more Parties, then such Party or Parties shall be solely responsible for such claim and any indemnity, loss or liability in connection therewith.

ARTICLE V

EXCLUSIVITY

Section 5.01          Exclusivity Period. During the Exclusivity Period, each Party:

(a)          shall and shall cause its respective Affiliates and Representatives to, work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Target; (ii) formulate any amendments to the terms of the Proposal, if applicable; (iii) prepare and submit to the Target the Merger Agreement; (iv) conduct negotiations, prepare and finalize the Documentation in the forms to be agreed by the Parties and (v) vote, or cause to be voted, at every shareholder meeting (whether by written consent or otherwise) all Securities against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b)          shall not, without the written consent of the other Parties, directly or indirectly, either alone or with or through any of its Affiliates or Representatives: (i) make a Competing Proposal or join with, or invite, any other person to be involved in the making of any Competing Proposal (including through any rollover investment therein); (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal; (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is directly inconsistent with the Transaction as contemplated under this Agreement; (v) acquire (other than pursuant to share incentive plans of the Target) or dispose of any Securities, or directly or indirectly (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of their respective Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the Documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vi) take any action that would have the effect of preventing, disabling or delaying the Party from performing its obligations under this Agreement; or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing) with any other person regarding the matters described in Section 5.01(a) or (b);

(c)          shall immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications (whether conducted by it or any of its Affiliates or Representatives) with all persons conducted heretofore with respect to a Competing Proposal; and

(d)          shall promptly notify the other Parties if it, its Affiliates or any of its Representatives receives any approach or communication with respect to any Competing Proposal, promptly disclose to the other Parties the identity of any other persons involved and the nature and content of such approach or communication and promptly provide copies of any such written Competing Proposal.

ARTICLE VI

TERMINATION

Section 6.01          Failure to Agree; Mutual Termination; Termination After Execution of Documentation.

(a)          If the Parties, after good faith endeavors to pursue the Transaction in compliance with the other sections of this Agreement, are unable to agree by the expiration of the Exclusivity Period either (i) as between themselves upon the material terms of the Transaction or (ii) with the Special Committee on the material terms of a transaction which the Special Committee agrees to recommend to the public shareholders of the Target, then (A) a Party may cease its participation in the Transaction upon prior written notice to the other Parties; and (B) this Agreement shall terminate with respect to such withdrawing Party thereafter, following which the provisions of Section 6.02(a) will apply.

(b)          This Agreement shall terminate at any time upon the mutual written agreement of the Parties.

(c)          After the execution of the Merger Agreement, this Agreement shall terminate without any further action on the part of any Party, upon the earlier of (i) the date the Transaction is consummated, or (ii) the date that the Merger Agreement is validly terminated in accordance with its terms.

(d)          This Agreement shall terminate without any further action on the part of any Party if the Transaction is not approved by any governmental entity required to approve or clear the Transaction, or the Transaction is otherwise deemed invalid, illegal or incapable of being enforced in any competent jurisdiction applicable to the Parties.

Section 6.02          Effect of Termination.

(a)          Upon termination of this Agreement with respect to a Party pursuant to Section 6.01(a), Article III (Transaction Costs), Article IV (Limitation of Liability), Article V (Exclusivity), Article VI (Termination), Section 7.02 (Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article III for its pro rata portion of any expenses for which it is obligated under Section 3.01(b) incurred prior to the termination of this Agreement with respect to such Party. The Parties shall otherwise not be liable to each other in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.

(b)          Upon termination of this Agreement with respect to a Party pursuant to Section 6.01(b), Section 6.01(c) or Section 6.01(d), Article III (Transaction Costs), Article IV (Limitation of Liability), Article VI (Termination), Section 7.02 (Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article III for its pro rata portion of any expenses for which it is obligated under Section 3.01(b) incurred prior to the termination of this Agreement with respect to such Party. The Parties shall otherwise not be liable to each other in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.

ARTICLE VII

ANNOUNCEMENTS AND CONFIDENTIALITY

Section 7.01          Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange (but only to the extent practicable and lawful after the form and terms of that disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable).

Section 7.02          Confidentiality.

(a)          Except as permitted under Section 7.03, each Party shall not, and shall direct its Representatives not to, without the prior written consent of the other Parties,

disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not, and shall direct its Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)          Subject to Section 7.02(c), the Recipient shall safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the back-up tapes of the Recipient’s hardware), destroy at the option of the Recipient, any Confidential Information contained in any material in its or its Representatives’ possession or control.

(c)          Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 7.02(b) if the Confidential Information is required to be retained by such Party for regulatory purposes or reasonably required in connection with a bona fide document retention policy.

(d)          Each Party acknowledges that, in relation to Confidential Information received from another Party, the obligations contained in Section 7.02(a) shall continue to apply for a period of twenty-four (24) months following termination of this Agreement unless otherwise agreed to in writing by such other Party.

Section 7.03          Permitted Disclosures. A Party may disclose Confidential Information (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to, perform its obligations under or enforce this Agreement or evaluate, negotiate and implement the Transaction, but only on a confidential basis; (b) to potential financing sources or investors, but only on a confidential basis, or (c) if required by law or a court of competent jurisdiction, the SEC or any other regulatory body or stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

ARTICLE VIII

NOTICES

Section 8.01          Notices. Any notice, request, instruction or other document to be given hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or electronic mail as provided in Annex B hereto, or to such other address or facsimile number or email address as such Party may hereafter specify for the purpose by notice to the other Party hereto. All such notices, requests and other communications, (a) if hand delivered, shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt; otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt; (b) if posted by mail, it shall be treated as delivered five (5) days after posting; (c) if transmitted by facsimile or email, shall be deemed received upon confirmation of delivery.

ARTICLE IX

REPRESENTATIONS AND WARRANTIES

Section 9.01          Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it is duly organized and validly existing under laws of the jurisdiction of its incorporation or formation; (b) it has the requisite power and authority to execute, deliver and perform this Agreement; (c) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (d) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (e) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (f) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

Section 9.02          Target Ordinary Shares. Each Party further represents and warrants (on behalf of such Party only) to the other Parties that, as of the date of this Agreement, (a) unless otherwise disclosed in Schedule A, such Party or its Affiliates hold (i) of record the number of outstanding Target Ordinary Shares set forth under the heading “Shares Held of Record” next to its or its Affiliate’s name on Schedule A hereto, and (ii) the other Securities set forth under the heading “Other Securities” next to its or its Affiliate’s name on Schedule A hereto, in each case free and clear of any encumbrances or restrictions other than those encumbrances or restrictions disclosed on Schedule A; (b) unless otherwise disclosed in Schedule A, such Party has the sole right to control the voting and disposition of the Target Ordinary Shares (if any) and any other Securities (if any) held by such Party or its Affiliates; and (c) such Party does not own, directly or indirectly, any Target Ordinary Shares or other Securities other than as set forth on Schedule A hereto.  For purposes of this Section 9.02, “owns” means the relevant Party (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

Section 9.03          Separate Representations and Warranties. Each representation and warranty set forth in Section 9.01 and Section 9.02 is a separate representation and warranty. The interpretation of any representation and warranty may not be restricted by reference to or inference from any other representation and warranty.

Section 9.04          Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and in reliance upon (among other things) the representations and warranties in Section 9.01 and Section 9.02 and have been induced by it to enter into this Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.01          Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 10.02          Further Assurances. Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 10.03          Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 10.04          Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.05          Language. The official text of this Agreement and any notices given or made hereunder shall be in English.

Section 10.06          Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of other Parties; provided, however, a Party may assign its respective rights and obligations under this Agreement, in whole or in part, to any affiliated investment funds of the Party, any limited partners or investment vehicles of the Party or such funds (other than any portfolio companies of the Party or such funds) and, subject to the consent of the other Parties (not to be unreasonably withheld or delayed), any other co-investors of the Party (as the case may be), but no such assignment shall relieve the Party from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement, whether express or implied, is intended to or shall confer upon any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any rights, benefits, claims or remedies whatsoever under or by reason of this Agreement or any provision hereof.

Section 10.07          No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

Section 10.08                      Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Party has executed at least one counterpart.

Section 10.09                      Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any other jurisdiction.

Section 10.10                      Dispute Resolution.

(a)                                 Subject to Section 10.11, any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.10. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)                                 Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.10, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the Hong Kong Special Administrative Region, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 10.10(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 10.11 in any way.

Section 10.11                      Remedies. Without prejudice to the rights and remedies otherwise available to any Party, including the right to claim money damages for breach of any provision hereof, any Party may bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement.

ARTICLE XI

DEFINITIONS AND INTERPRETATION

Section 11.01                      Definitions. In this Agreement, unless the context requires otherwise:

“ADSs” means the American Depositary Shares of the Target, each of which currently represents twenty Target Ordinary Shares.

“Advisors” means the legal, accounting, banking and other advisors and/or consultants of the Consortium, Holdco, the Parties and/or a Party, as the case may be, appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Agreement” means this Consortium Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

“Arbitrator” has the meaning given in Section 10.10.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and Japan, for the transaction of normal banking business.

“Claim” means a claim against any one or more of the Parties arising from or relating to the Transaction in respect of which a Party is, or is sought to be, made liable to pay any sum of money to any person other than a Party (or any of their respective Affiliates), whether on a joint and several basis or on any other basis.

“Closing” means the consummation of the Transaction.

“Competing Proposal” means a proposal, offer or invitation to the Company, any Party or any of a Party’s Affiliates (other than the Proposal), that involves the acquisition of Control of the Target, a sale of all or a substantial part of the assets of the Target, a restructuring or recapitalization of the Target, or some other transaction that would adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality or such information is or becomes publicly available other than through a breach of this Agreement by such Party and (b) the terms of, and any negotiations or discussions relating to, the Proposal.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise.

“Discloser” has the meaning given in Section 7.02(a).

“Documentation” means the documentation required to implement the Transaction, including the Proposal, the Merger Agreement, the Shareholders’ Agreement, debt financing documents, if any, filings or notifications made to or with any governmental agencies, including the SEC, and ancillary documentation, in each case, in the form to be agreed by the Parties.

“Exchange Act” has the meaning given in the recitals.

“Exclusivity Period” means the period beginning on the date hereof and ending on the first to occur of (a) the date six (6) months after the date hereof and (b) the mutually agreed termination of this Agreement pursuant to Section 6.01(b).

“HKIAC” has the meaning given in Section 10.10.

“Holdco” has the meaning given in the recitals.

“Liability” means a liability to pay a sum of money arising pursuant to a Claim (which sum is deemed to include all legal and other costs, damages, losses and expenses incurred in connection with (or arising directly or indirectly from) defending, disputing or otherwise dealing with any such Claim) where the liability arises from a judgment given by a court of competent jurisdiction, the final decision given in any binding arbitration proceedings or the agreed settlement of the Claim.

“Merger” has the meaning given in the recitals.

“Merger Agreement” has the meaning given in the recitals.

“Merger Consideration” has the meaning given in the recitals.

“Merger Sub” has the meaning given in the recitals.

“Nasdaq” has the meaning given in the recitals.

“Parties” has the meaning given in the preamble.

“Proposal” has the meaning given in the recitals.

“Recipient” has the meaning given in Section 7.02(a).

“Representative” of a Party means such Party’s, or such Party’s Affiliates’, officers, managers, directors, general partners, employees, outside counsel, accountants, consultants, financial advisors, potential sources of equity or debt financing (and their respective counsel).

“Respective Proportion” means, with respect to a Party, the proportion that such Party’s (and its Affiliates) planned equity participation in Holdco bears to the aggregate amount of all of the Parties’ (and their respective Affiliates) planned equity participation in Holdco.

“Rollover Shares” has the meaning given in the recitals.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means (a) any ADSs, (b) any shares in the Target, and (c) any warrants, options and any other securities which are convertible into or exercisable for ADSs or shares in the Target.

“Shareholders’ Agreement” has the meaning given in Section 1.01(b).

“Special Committee” means a special committee of independent, disinterested directors of the Target that has been established to be responsible for, among other matters, evaluating the Transaction and negotiating the terms of the Transaction with the Consortium.

“Surviving Company” has the meaning given in the recitals.

“Target” has the meaning given in the recitals.

“Target Ordinary Shares” means the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Target, including the ordinary shares represented by ADSs.

“Transaction” has the meaning given in the recitals.

“Transfer” has the meaning given in Section 5.01(b).

Section 11.02                      Statutory Provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, reenactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

Section 11.03                      Recitals and Schedules. References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the Parties are references respectively to the Parties and their legal personal representatives, successors and permitted assigns.

Section 11.04                      Meaning of References. In this Agreement, unless the context requires otherwise:

(a)                                 words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b)                                 references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a “company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c)                                  references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation;

(d)                                 any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;

(e)                                  references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time;

(f)                                   references to “US$” are to the lawful currency of the United States of America, as at the date of this Agreement; and

(g)                                  references to “Target Ordinary Shares” shall include Target Ordinary Shares represented by ADSs.

Section 11.05                      Headings. Section and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

Section 11.06                      Negotiation of the Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

JAPAN NK INVESTMENT K.K.

By:	/s/ Mitsutoshi Nishiyama
Name:	Mitsutoshi Nishiyama
Title:	Representative Director

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

IDG-ACCEL CHINA CAPITAL L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

JOLMO SOLAR CAPITAL LTD.

By:	/s/ Duan Xiaoguang
Name:	Duan Xiaoguang
Title:	Authorized Person

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

CES HOLDING LTD.

By:	/s/ Duan Xiaoguang
Name:	Duan Xiaoguang
Title:	Director

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

JING KANG

/s/ Jing Kang

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

BIN SHI

/s/ Bin Shi

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

SINO-CENTURY HX INVESTMENTS LIMITED

By:	/s/ Hao Wu
Name:	Hao Wu
Title:	Authorized Signatory

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

KAI DING

/s/ Kai Ding

[Signature Page to Consortium Agreement]

SCHEDULE A

EXISTING SHARE OWNERSHIP

	Target Ordinary Shares
	Ordinary Shares	ADSs	Other Securities
Parties and Investment Vehicles Affiliated with the Parties
Japan NK Investment K.K.	45,019,850	5,354,405
IDG-Accel China Capital L.P.	78,335,914	955,900
IDG-Accel China Capital Investors L.P.	3,613,992	44,100
Jolmo Solar Capital Ltd.	5,400,000	—	—
CES Holding Ltd.	8,000,000	—	—
Jing Kang	3,800,000	—	—
Bin Shi	—	737,974	—
Sino-Century HX Investments Limited	4,940,910	—	—
Kai Ding[1]	1,000,000	455,466

Note: Mr. Kai Ding also holds 600,000 Ordinary Shares that will not be Rollover Shares, but shall be cancelled in consideration for the right to receive the Merger Consideration.

A-1

SCHEDULE B

ADHERENCE AGREEMENT

THIS ADHERENCE AGREEMENT (this “Agreement”) is entered into on ____, 202_

BY:

[New Member], a [limited liability company] organized and existing under the laws of [] with its registered address at [] (the “New Member”).

RECITALS:

(A)          On [] [], 2020, the parties listed on Annex A to this Agreement (the “Existing Members”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to undertake an acquisition transaction (the “Transaction”) to acquire Sky Solar Holdings Co., Ltd. (the “Target”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the Nasdaq Capital Market (“Nasdaq”), pursuant to which the Target would be delisted from Nasdaq and deregistered under the United States Securities Exchange Act of 1934, as amended;

(B)          Additional members may be admitted to the Consortium pursuant to Section 1.02 of the Consortium Agreement.

(C)          The New Member now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.                                      Defined Terms And Construction

(a)                                 Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.

(b)                                 This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.                                      Undertakings

(a)                                 Assumption of obligations

The New Member undertakes to each other Party to this Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Party as if it had been a Party to the Consortium Agreement at the date of execution thereof and the Existing Members agree that where there is a reference to a “Party” it shall be deemed to include a reference to the New Member and with effect from the date hereof, all the rights of a Party provided under the Consortium Agreement will be accorded to the New Member as if the New Member had been a Party under the Consortium Agreement at the date of execution thereof.

3.                                      Representations And Warranties

(a)                                 The New Member represents and warrants to each of the other Parties as follows:

(1)                                 Status

It is a company duly organized, established and validly existing under the laws of the jurisdiction stated in preamble 1 of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)                                 Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the New Member has been duly authorized by all necessary action on behalf of the New Member.

(3)                                 Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the New Member and constitutes the legal, valid and binding obligation of the New Member, enforceable against it in accordance with the terms hereof.

(4)                                 Ownership

As of the date of this Agreement, (i) the New Member holds (A) of record the number of outstanding Target Ordinary Shares set forth under the heading “Shares Held of Record” next to its name on Schedule A hereto (specifying the number held as ordinary shares and in the form of ADSs), free and clear of any encumbrances or restrictions, and (B) the other Securities set forth under the heading “Other Securities” next to its name on Schedule A hereto, in each case free and clear of any encumbrances or restrictions; (ii) the New Member has the sole right to control the voting and disposition of such Target Ordinary Shares (if any) and any other Securities (if any) held by it; and (iii) none of the New Member and its Affiliates owns, directly or indirectly, any Target Ordinary Shares or other Securities, other than as set forth on Schedule A hereto.

(5)                                 Reliance

Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) and have been induced by them to enter into this Agreement.

4.                                      Notice

Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by facsimile, overnight courier or electronic mail, to the address, facsimile number or electronic mail address provided under the Consortium Agreement, or to any other address, facsimile number or electronic mail address as a Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications, (a) if hand delivered, shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt; otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt; (b) if posted by mail, it shall be treated as delivered five (5) days after posting; (c) if transmitted by facsimile or electronic mail, shall be deemed received upon confirmation of delivery.

5.                                      Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any other jurisdiction.

6.                                      Dispute Resolution.

(a)                                 Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6.1. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)                                 Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 6, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the Hong Kong Special Administrative Region, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 6(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 6(a) in any way.

7.                                      Specific Performance.

Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the New Member has caused this Agreement to be duly executed by its respective authorized officers as of the day and year first above written.

[New Member’s Name]

By:
Name:
Position:

Notice details

Address:
Email:
Facsimile:

ANNEX A (ADHERENCE AGREEMENT)

EXISTING MEMBERS

Japan NK Investment K.K.

IDG-Accel China Capital L.P.

IDG-Accel China Capital Investors L.P.

Jolmo Solar Capital Ltd.

CES Holding Ltd.

Jing Kang

Bin Shi

Sino-Century HX Investments Limited

Kai Ding

SCHEDULE A (ADHERENCE AGREEMENT)

SHARES HELD OF RECORD

Shares Held Record
New Member	Ordinary Shares	ADSs	Other Securities
[New Member’s Name]

APPENDIX A

[See Attached.]

APPENDIX B

NOTICE INFORMATION

[See Attached.]